2019 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice of our 2019 Annual General and Special Meeting of Shareholders

WHEN:	WHERE:

Wednesday, May 8, 2019	Malaspina Room at the Fairmont Waterfront Hotel
3:00 p.m. (Vancouver time)	900 Canada Place Way, Vancouver, British Columbia

We will cover the following items of business:

1.	Receive our consolidated financial statements for the financial year ended December 31, 2018 and the auditor’s report thereon.

2.	Elect eight directors to hold office until our 2020 annual general and special meeting of shareholders.

3.	Reappoint Deloitte LLP as our independent auditor to hold office until our 2020 annual general and special meeting of shareholders and authorize the directors to set the auditor’s pay.

4.	Consider a non-binding advisory “say on pay” resolution approving our approach to executive compensation.

5.	Transact any other business that may properly come before the meeting.

Your Vote is Important.

You are entitled to receive this notice and vote at our 2019 annual general and special meeting of shareholders (the Meeting) if you owned common shares of Pan American Silver Corp. as of the close of business on March 12, 2019.

The accompanying management information circular (the Circular) is available to our shareholders on or about March 26, 2019 with a proxy or voting instruction form (VIF) in accordance with applicable laws.

If you are a registered shareholder, send your completed proxy by fax or mail, to our transfer agent, Computershare Investor Services Inc. (Computershare), or complete your proxy on the internet in accordance with the instructions provided on the form of proxy. Computershare must receive your proxy by 3:00 p.m. (Vancouver time) on Monday, May 6, 2019, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in British Columbia) prior to the time of any adjournment or postponement of the Meeting. The chair of the Meeting has the discretion to accept or reject any late proxies, and can waive or extend the deadline for receiving proxy voting instructions without notice.

If you are a non-registered shareholder and you have received these materials from us or our agent, we have obtained your name, address and information about your shareholdings from your securities broker, custodian, nominee, fiduciary, or other intermediary holding these securities on your behalf in accordance with applicable requirements of securities regulators. By sending these materials to you directly, we (and not your intermediary) have assumed responsibility for delivering them to you and executing your proper voting instructions. Please return your voting instructions as specified in the enclosed voting information form.

If you are a non-registered shareholder and object to us receiving access to your personal name and address, we have provided these documents to your broker, custodian, fiduciary or other intermediary to forward to you. Please follow the voting instructions that you receive from your intermediary. Your intermediary is responsible for properly executing your voting instructions.

The accompanying Circular contains important information about what the Meeting will cover, who can vote and how to vote. Please read it carefully.

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2019 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

The Circular contains further particulars of matters to be considered at the Meeting. The Meeting will also consider any permitted amendment to or variations of any matter identified in this Notice, and transact such other business as may properly come before the Meeting or any adjournment thereof. Copies of the audited financial statements for the year ended December 31, 2018, report of the auditor and related management discussion and analysis, as well as the Annual Information Form, will be made available at the Meeting and are available on SEDAR at www.sedar.com.

You are receiving this Notice because Pan American has elected to use the notice-and-access model as such provisions are set out under National Instrument 51-102 and National Instrument 54-101 (the Notice-and-Access Provisions) for the delivery of meeting materials relating to this Meeting. Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow a company to reduce the volume of materials to be physically mailed to shareholders by posting the Circular and any additional annual meeting materials (the Proxy Materials) online. Under the Notice-and-Access Provisions, instead of receiving paper copies of the Circular, shareholders will receive a Notice and a form of proxy. In the case of beneficial (non-registered) shareholders, they will receive a Notice and a VIF. The form of proxy/VIF enables shareholders to vote. Before voting, shareholders are reminded to review the Circular online by logging onto the website access page provided and following the instructions set out below. Shareholders may also choose to receive a printed copy of the Circular by following the procedures set out below.

Copies of the Proxy Materials and the annual financials are posted on the Company’s website at https://www.panamericansilver.com/investors/reports-and-filings.

How to Obtain Paper Copies of the Information Circular

Any shareholder may request a paper copy of the Circular be mailed to them at no cost by contacting the Company at 625 Howe Street, Suite 1500, Vancouver, British Columbia V6E 2T6; by telephone: 604-684-1175; by telephone toll-free: 1-800-677-1845 or by fax 604-684-0147. A shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

To allow adequate time for a shareholder to receive and review a paper copy of the Circular and then to submit their vote by 3 p.m. (Pacific Time) on Monday, May 6, 2019, a shareholder requesting a paper copy of the Circular as described above, should ensure such request is received by the Company no later than 5 p.m. PST on April 22, 2019. Under Notice-and-Access Provisions, Proxy Materials must be available for viewing for up to 1 year from the date of posting and a paper copy of the materials can be requested at any time during this period. To obtain a paper copy of the Circular after the Meeting date, please contact the Company.

The Company will not use a procedure known as ‘stratification’ in relation to its use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer while using Notice-and-Access Provisions also provides a paper copy of the Circular to some of its shareholders with the notice package. In relation to the Meeting, all shareholders will receive the required documentation under Notice-and-Access Provisions, and will not include a paper copy of the Circular.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Michael Steinmann

Michael Steinmann,

President, CEO and Director

Vancouver, British Columbia

March 18, 2019

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